UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-19312 CUSIP NUMBER 583916 10 1

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medarex, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

707 State Road
Address of Principal Executive Office (Street and Number)

Princeton, New Jersey 08540
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Medarex, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As described in its current report on Form 8-K dated June 15, 2006, and as amended on Form 8-K/A dated September 20, 2006, and its current report on Form 8-K dated September 15, 2006, the Company’s board of directors established a special committee of the board of directors to oversee an investigation of the Company’s historical stock option practices and related accounting treatment.  The special committee was assisted by outside legal counsel that had not previously been involved with the Company’s stock option plans and forensic accountants. The special committee has completed its investigation and has made the recommendations set forth in the Company’s current report on Form 8-K dated November 6, 2006.

The Company is in the process of restating its annual and interim financial statements for the periods from 2000 through 2005 and for the quarter ended March 31, 2006 (the “Restatement”). This work is ongoing.  Until the Restatement is complete, the Company will be unable to prepare and file its Form 10-Q.  The Company intends to file its Form 10-Q as soon as practicable after the completion of the Restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	W. Bradford Middlekauff	(609)	430-2880
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medarex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2006	By	/s/ Christian S. Schade
Christian S. Schade
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).